Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

02049719

82-3336

SUPPL

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
July 26th 2002

02 AUG -2 AM 10:03

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

Press Information :

- July 25th 2002

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

Sincelery yours.

Finance Department Manager

F. MOREAU

Personal copy : Miss Sandra FOLSON

Ciments Français
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

CONSOLIDATED SALES FOR FIRST-HALF 2002

Paris, 25 July 2002 – Consolidated sales for the first half amounted to **1,442.6 million euros**, an increase of **4.2%** versus 2001 (**1.6% on a like for like basis**)

Business remains satisfactory in Europe. Emerging countries, apart from Turkey which shows no sign of improvement, are experiencing growth, but are facing in the case of Thailand and India, a situation of stiff competition resulting in a major price drop. The american market has shown some decrease.

These trends are expected to continue during the second half with, however, a slight price improvement in Asia.

Breakdown by geographical areas (in M€)	June 30				
	2002	**2001** *Pro forma*	% *Pro forma*	% *(1)*	**2001** *Published (2)*
FRANCE	*603*	*582*	3.7%	2.7%	*581*
EUROPEAN UNION (excluding France)	*244*	*226*	7.9%	6.9%	*225*
OTHER COUNTRIES	*596*	*577*	3.2%	-1.5%	*596*
TOTAL	***1,443***	***1,385***	**4.2%**	**1.6%**	***1,402***

(1) On a like for like basis
(2) India consolidated at 100% instead of 50% in 2002

Breakdown by activities (in M€)	June 30				
	2002	**2001** *Pro forma*	% *Pro forma*	% *(1)*	**2001** *Published (2)*
CEMENT	*939*	*902*	4.1%	0.8%	*922*
AGGREGATES / READY-MIXED CONCRETE	*464*	*444*	4.5%	3.3%	*444*
OTHER	*40*	*39*	1.4%	1.4%	*36*
TOTAL	***1,443***	***1,385***	**4.2%**	**1.6%**	***1,402***

(1) On a like for like basis
(2) India consolidated at 100% instead of 50% in 2002

Sur internet :
Ciments Français : http://www.cimfra.fr
Italcementi : http://www.italcementi-group.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 47 76 11 35

Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

SUPPL

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

02 AUG -2 AM 10:11

Paris la Défense,
July 26th 2002

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

Press information :

- July 25th 2002

Sincelery yours.

Finance Department Manager

F. Moreau

F. MOREAU

Press release

Ciments Français
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

CONSOLIDATED SALES FOR FIRST-HALF 2002

Paris, 25 July 2002 – Consolidated sales for the first half amounted to **1,442.6 million euros**, an increase of **4.2%** versus 2001 (**1.6% on a like for like basis**)

Business remains satisfactory in Europe. Emerging countries, apart from Turkey which shows no sign of improvement, are experiencing growth, but are facing in the case of Thailand and India, a situation of stiff competition resulting in a major price drop. The american market has shown some decrease.

These trends are expected to continue during the second half with, however, a slight price improvement in Asia.

Breakdown by geographical areas (in M€)	June 30				
	2002	**2001** *Pro forma*	% *Pro forma*	% *(1)*	**2001** *Published (2)*
FRANCE	*603*	*582*	3.7%	2.7%	*581*
EUROPEAN UNION (excluding France)	*244*	*226*	7.9%	6.9%	*225*
OTHER COUNTRIES	*596*	*577*	3.2%	-1.5%	*596*
TOTAL	***1,443***	***1,385***	**4.2%**	**1.6%**	***1,402***

(1) On a like for like basis
(2) India consolidated at 100% instead of 50% in 2002

Breakdown by activities (in M€)	June 30				
	2002	**2001** *Pro forma*	% *Pro forma*	% *(1)*	**2001** *Published (2)*
CEMENT	*939*	*902*	4.1%	0.8%	*922*
AGGREGATES / READY-MIXED CONCRETE	*464*	*444*	4.5%	3.3%	*444*
OTHER	*40*	*39*	1.4%	1.4%	*36*
TOTAL	***1,443***	***1,385***	**4.2%**	**1.6%**	***1,402***

(1) On a like for like basis
(2) India consolidated at 100% instead of 50% in 2002

Sur internet :
Ciments Français : http://www.cimfra.fr
Italcementi : http://www.italcementi-group.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 47 76 11 35